Exhibit 99.1

GPC Biotech AG

Fraunhoferstr. 20

85212 Martinsried/Planegg

Germany

ISIN: DE 0005851505 // WKN: 585 150

- Correction of Publication according to Sec. 26 para. 1 WpHG of

August 9, 2007 -

In a letter dated August 10, 2007, Mr. Dietmar Hopp, Germany, informed us in the name of Golf Club St. Leon-Rot Betriebsgesellschaft mbH & Co. KG, St. Leon-Rot, Germany, represented by him, that their percentage of voting shares of GPC Biotech AG (WKN 585 150, ISIN DE0005851505) passed the 5% threshold on July 30, 2007 and is now 6.56% (which equals voting rights of 2,397,336 shares out of a total of 36,539,718 shares).

In a letter dated August 10, 2007, Mr. Dietmar Hopp, Germany, informed us in the name of Golf Club St. Leon-Rot Verwaltungsgesellschaft mbH, St. Leon-Rot, Germany, represented by him, that their percentage of voting shares of GPC Biotech AG (WKN 585 150, ISIN DE0005851505) passed the 5% threshold on July 30, 2007 and is now 6.56% (which equals voting rights of 2,397,336 shares out of a total of 36,539,718 shares). Mr. Dietmar Hopp informed us that these voting rights are to be fully added to Golf Club St. Leon-Rot Verwaltungsgesellschaft mbH according to sec. 22 para. 1 nr. 1 WpHG, controlling the following company, that is holding the voting shares and is having a percentage of voting rights of more than 5%: Golf Club St. Leon-Rot Betriebsgesellschaft mbH & Co. KG.

Martinsried/Planegg, August 20, 2007

GPC Biotech AG

The Management Board